invensys®

Invensys plc

London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

82-2142





5 June 2006

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Director Declaration.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. M. Downing

dw 6/14

RNS Number:0757E
Invensys PLC
05 June 2006

INVENSYS PLC

DIRECTOR DECLARATION

With reference to the appointment as a director of Invensys plc of Mr Michael Parker on 24 May 2006 (as announced on 16 May 2006) Invensys plc confirms the following information required under Paragraph 16.4 of the Listing Rules:

1. in accordance with paragraph 16.4(a) of the Listing Rules, Mr Parker is currently a director of British Nuclear Fuels plc; and

2. there are no details to be disclosed in respect of Mr Parker under Paragraph 16.4(b) of the Listing Rules.

Name of contact and telephone number for queries: Steve Devany, Vice President, Communications 020 7821 3758

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary

Date of notification: 5 June 2006